FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X         Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____    No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation increase of Huaneng Power International, Inc. (the "Registrant") in 2011, made by the Registrant on January 11, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION WITHIN CHINA
INCREASES BY 22.03% IN 2011

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announces its power generation of 2011.

According to the Company's preliminary statistics, as of 31 December 2011, the Company's total power generation within China on consolidated basis amounted to 313.554 billion kWh, representing an increase of 22.03% over the same period last year. Total electricity sold amounted to 295.717 billion kWh, representing an increase of 22.30% over the same period last year.

The increase in power generation of the Company was mainly attributable to the following reasons:

1.	The Company seized the favourable opportunity of the good economic trend and greater national power demand in the PRC in 2011 and expanded various marketing channels, enlarged the market share, optimized the maintenance of generation units, optimized the power generation structure, and increased power generation with marginal contribution; and

2.
Various new generating units of the Company had commenced operation since the second half year of 2010, and the Company also completed the acquisition of Zhanhua Co-generation and Diandong Energy, thereby increasing the Company's market share.

The power generation and electricity sold by each of the Company's domestic power plants in 2011 are listed below (in billion kWh):

Domestic Power Plant	Power generation of 2011	Power generation of 2010	Change	Electricity sold for 2011	Electricity sold for 2010	Change

Liaoning Province
Dalian	6.805	7.912	-13.99%	6.457	7.524	-14.18%
Dandong	3.204	3.864	-17.08%	3.049	3.678	-17.10%
Yingkou	8.678	9.850	-11.90%	8.120	9.241	-12.13%
Yingkou Co-generation	3.137	3.669	-14.50%	2.929	3.417	-14.28%
Wafangdian Wind Power	0.066	—	—	0.065	—	—

Inner Mongolia
Huade Wind Power	0.136	0.130	4.62%	0.134	0.127	5.51%

Hebei Province
Shang'an	14.473	14.098	2.66%	13.616	13.249	2.77%
Kangbao Wind Power	0.0003	—	—	—	—	—

Gansu Province
Pingliang	12.214	8.945	36.55%	11.564	8.465	36.61%

Beijing
Beijing Co-generation	4.887	4.704	3.89%	4.304	4.150	3.71%
Beijing Co-generation (Combined Cycle)	0.004	—	—	0.004	—	—

Tianjin
Yangliuqing Co-generation	6.956	6.439	8.03%	6.510	5.995	8.59%

Shanxi Province
Yushe	4.180	4.889	-14.50%	3.861	4.511	-14.41%

Domestic Power Plant	Power generation of 2011	Power generation of 2010	Change	Electricity sold for 2011	Electricity sold for 2010	Change

Shandong Province
Dezhou	14.518	16.143	-10.07%	13.643	15.247	-10.52%
Jining	4.852	5.271	-7.95%	4.512	4.887	-7.67%
Xindian	3.313	3.657	-9.41%	3.100	3.437	-9.81%
Weihai	11.128	4.212	164.20%	10.586	3.972	166.52%
Rizhao Phase II	8.173	8.152	0.26%	7.717	7.728	-0.14%
Zhanhua Co-generation1	1.587	0.206	670.39%	1.451	0.188	671.81%

Henan Province
Qinbei	15.146	13.961	8.49%	14.289	13.121	8.90%

Jiangsu Province
Nantong	9.086	8.643	5.13%	8.665	8.205	5.61%
Nanjing	3.981	3.759	5.91%	3.757	3.545	5.98%
Taicang	11.373	11.624	-2.16%	10.790	10.706	0.78%
Huaiyin	7.370	8.048	-8.42%	6.933	7.578	-8.51%
Jinling (Combined-cycle)	3.740	2.434	53.66%	3.652	2.375	53.77%
Jinling (Coal-fired)	11.884	6.458	84.02%	11.312	6.078	86.11%
Qidong Wind Power	0.286	0.214	33.64%	0.280	0.210	33.33%

Shanghai
Shidongkou First	7.681	7.566	1.52%	7.242	7.109	1.87%
Shidongkou Second	7.412	6.510	13.86%	7.112	6.239	13.99%
Shanghai Combined-cycle	1.266	1.650	-23.27%	1.235	1.609	-23.24%
Shidongkou Power	6.862	5.002	37.19%	6.481	4.713	37.51%

Chongqing
Luohuang	15.560	12.535	24.13%	14.417	11.548	24.84%

Domestic Power Plant	Power generation of 2011	Power generation of 2010	Change	Electricity sold for 2011	Electricity sold for 2010	Change

Zhejiang Province
Changxing2	—	1.077	—	—	0.989	—
Yuhuan	26.768	23.440	14.20%	25.489	22.337	14.11%

Hubei Province
Enshi Maweigou3	0.0001	—	—	0.0001	—	—

Hunan Province
Yueyang	10.679	5.786	84.57%	10.047	5.397	86.16%

Jiangxi Province
Jinggangshan	9.485	8.252	14.94%	9.019	7.857	14.79%

Fujian Province
Fuzhou	16.905	8.802	92.06%	16.071	8.378	91.82%

Guangdong Province
Shantou Coal-fired	7.085	7.036	0.70%	6.647	6.572	1.14%
Haimen	15.213	12.012	26.65%	14.542	11.417	27.37%

Yunnan Province
Diandong Energy4	11.648	10.962	6.26%	10.771	—	—
Yuwang Energy4	5.813	6.185	-6.02%	5.344	—	—

Total	313.554	256.950	22.03%	295.717	241.799	22.30%

1.
Shandong Zhanhua Co-generation acquired by the Company was included in the Company's consolidated accounts since December 2010. The figures for 2010 represented the power generation and electricity sold in December 2010.

2.	Changxing Power Plant in Zhejiang Province had ceased operation.

3.	Hubei Enshi Maweigou Power was included in the Company's consolidated accounts since 30 December 2011.

4.
The figures representing the power generation of Yunnan Diandong Energy and Yuwang Energy in 2010 were for information only. These figures had not been included in the calculation of the total figures for the Company's power generation in 2010.

The accumulated power generation of Tuas Power Limited in Singapore in 2011 accounted for a market share of 26.9% in Singapore, representing an increase of 2.2 percentage points as compared to 24.7% of the same period last year.

In addition, the combined cycle extension project of Huaneng Beijing Co-generation Power Plant (in which the Company holds 41% equity interest) with an aggregate generation capacity of 923 MW, the 1x600 MW coal-fired generation unit (Unit No.1) in Shanxi Huaneng Zuoquan Power Plant (in which the Company holds 80% equity interest) and the 1x20 MW generation unit (Unit No.1) of Hunan Yongzhou Xiangqi Hydro Power Plant (which is wholly-owned by the Company) had respectively completed the trial run by end of 2011. In addition, the transaction relating to the Company's acquisition of Hubei Province Enshi City Maweigou Valley Hydro Power Development Co., Ltd. (which is 100% owned by the Company) with an aggregate generation capacity of 15 WW completed on 30 December 2011.

The above project and units in aggregate increased the controlled power generation capacity of the Company by 1,558 MW, and the equity-based power generation capacity of the Company by 893.4 MW. As of 31 December 2011, the controlled power generation capacity of the Company increased from 56,419 MW to 57,977 MW, and the equity-based power generation capacity of the Company increased from 52,292.5 MW to 53,185.9 MW.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
11 January 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    January 11, 2012